FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

MAG Silver Corp.

(SEC File No. 0-50437)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  [X]

             Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  [  ]     No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2004

        “George Young”

GEORGE S. YOUNG

President, CEO

FORM 6K - MARCH 2004

MAG Silver Corp.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

MAG SILVER CORP.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 630-1399

Facsimile:

(604) 484-4710

ITEM 2.

DATE OF MATERIAL CHANGE

March 1, 2004

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated March 1, 2004

ITEM 4.

SUMMARY OF MATERIAL CHANGE

MAG Silver to Commence Drilling at Adargas and Phase 2 Drilling Logistics at Juanicipio

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated March 1, 2004.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:   George Young, President

Phone: (604) 630-1399

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 1st day of March, 2004.

MAG Silver Corp.

“Frank Hallam”

Frank Hallam, CFO

FORM 6K - MARCH 2004

MAG Silver Corp.

800-409 Granville Street Vancouver, B.C. V6C 1T2
Phone: (604) 630-1399      Fax: (604) 484-4710

NR 04-04
TSX-V: MAG	March 1, 2004

MAG SILVER TO COMMENCE DRILLING AT ADARGAS

AND PHASE 2 DRILLING LOGISTICS AT JUANICIPIO

MAG Silver Corp. (TSX-V: MAG) announces that drilling permits and contracts are in hand to commence drilling on its Adargas, Chihuahua property by March 10, 2004. The Adargas District is a Carbonate Replacement Deposit (CRD) lying at the intersection of two exceptionally productive regional ore deposit trends in Chihuahua. Mineralization in the historic Adargas Mine occurs as a series of irregular dike-contact replacement chimneys that plunge generally north and widen with depth. Adargas was mined prior to 1924 and produced approximately 350,000 tonnes of oxide ores grading 9-27 g/T (.25-.9 oz/T) Au, 1000 g/T (34 oz/T) Ag, and 24-36% Pb. High zinc grades are also present, but zinc was not recovered from the oxide ores. In spite of its high grades and substantial metal values per tonne, the mining of sulphide ores was never undertaken.

Adargas closely resembles the famous Naica deposit, which lies 120 kilometres to the northwest along one of the major regional trends. Naica is operated by Industrias Penoles and is currently Mexico’s largest lead-silver mine. Naica has produced over 35 million tonnes of lead-silver-zinc ores since its “rediscovery” in 1954. This production has come from over 88 individual chimney orebodies, only one of which reached the surface. Exploration at Adargas will be based on a Naica model and will start by tracing the previously exploited chimney orebodies to depth below the oxide zone. The geological, geochemical and CSAMT geophysical basis for this exploration model was developed by a major company in the mid-1990s, but they only drilled 2 of the recommended seven initial diamond drill holes.   Of the two holes drilled, one cut a narrow zone of massive sulphides at the intersection of the inferred 200 metres down-plunge projection of one of the chimney orebodies and a strong CSAMT anomaly. The second hole was drilled 300 metres distant, but failed to hit mineralization. In spite of the fact that the first hole was successful and the second hole was drilled too far away, they abandoned the district. MAG believes there is significant potential for exploration success by offsetting the first hole by no more than 50 metres and following any mineralization encountered to depth.

MAG also announces that target development and road building for Phase 2 drilling at its 100% owned Juanicipio Project in Zacatecas Mexico is underway. MAG Silver’s 2003 Juanicipio Project drilling program used a combination of field mapping and Natural Source Audio Magneto Tellurics (“NSAMT”) geophysics to successfully find high-grade silver-gold Fresnillo-style mineralization (up to 730 g/T Ag and 10.9 g/T Au) in structures related to the Fresnillo Trend. Phase 2 drilling will focus on testing: 1) Offsets of the best intercepts from Phase 1; 2) Refined targets on major structures not adequately tested in Phase 1 (specifically the JI03-03 and 04 target structures); 3) Major structural intersections; and 4) Dilatent zones in major structures revealed by detailed mapping and structural analysis currently underway. Phase 2 targeting is

FORM 6K - MARCH 2004

MAG Silver Corp.

incorporating detailed surface mapping, NSAMT results, structural analysis, and Short Wave Infra Red (“SWIR”) analyses of alteration minerals. Roadwork to reach some of the target areas has commenced and drilling is expected to begin no later than June 2004.

In addition, MAG is continuing its work in conducting a NSAMT geophysical survey on its 100% owned Lagartos 1, 2, 3, and 4 Claims (totalling over 90,000 hectares) northwest of Juanicipio. Drilling of resulting targets is also planned to commence in June 2004.

Both project areas lie along the Fresnillo Trend (see MAG website www.magsilver.com for copy of maps), which contains the Guanajuato, Zacatecas, and Fresnillo districts - historic billion-ounce silver producers, as well as a number of 200-750 million ounce silver producers. Satellite image analysis and field geology reveals that the Fresnillo Trend is composed of several braided regional-scale faults that are first-order mineralization and alteration controls. MAG’s work at Juanicipio demonstrated that certain alteration styles are related to silver-gold mineralization, and that NSAMT geophysics can be used to target silver mineralization with significant success. Geologic field mapping in the Lagartos Claims has located several areas of alteration similar to those seen in Juanicipio, and an orientation NSAMT program run in late 2003 over covered ground along the north-western projection of specific structural strands revealed anomalies very similar to those successfully drilled in Juanicipio. The NSAMT survey currently underway is designed to refine and expand on these anomalies encountered and test areas revealed by surface mapping and sampling along major structural trends.

MAG also recently successfully completed its six-hole drilling campaign at its Guigui Project in Chihuahua, Mexico, testing the projected source of the world’s largest CRD. Assays are pending

MAG President, George Young, said “We are very pleased to begin our third drill program in just 10 months since going public. Adargas is a high-quality “orphan” of the last exploration cycle and we are happy to be building on the efforts of our predecessors. We are also very excited to be moving towards following up on the drilling success we had in 2003 at Juanicipio and using the same tools that were so successful there in the new covered areas we’ve acquired along the Fresnillo Trend. Between the three areas we expect to be drilling at least another 6,000 metres by the end of this summer.”

Qualified Person and Quality Assurance and Control

Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101, for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in Economic Geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is a MAG Silver shareholder and a vendor of four projects, other than Juanicipio, whereby he may receive additional shares. In the work for MAG, Dr. Megaw has designed the drill holes and directed the work of project geologists who have logged and sampled the drill core under his control and supervision.

Readers are referred to the qualifying reports dated November 19, 2002 by Pincock, Allen and Holt, Qualified Person, available at www.magsilver.com for background information on the projects and the programs underway.

FORM 6K - MARCH 2004

MAG Silver Corp.

About MAG Silver Corp.

MAG combines a seasoned management team with exploration targets major districts in the Mexican Silver Belt that are of interest at any conceivable silver price. In addition to the Adargas project described in this release, MAG also controls the Juanicipio and Lagartos properties, described here and in a more comprehensive release dated January 6, 2004, covering 120,000 hectares in the famous Zacatecas/Fresnillo District.  The Juanicipio project lies 5 kilometres from the principal production headframe of the Fresnillo Mine, the largest producing silver mine in the world, and less than 3 kilometres from its westernmost underground workings.  Industrias Peñoles currently produce over 31 million ounces of silver annually from high-grade (23 oz/T Ag plus up to 0.1 oz/T Au) veins.  Production since 1560 is around 700 million ounces of silver, with half of this coming since 1976 when the high-grade Santo Niño style veins currently being mined were found. Current silver reserves exceed 500 million ounces. Recent exploration by Peñoles has focused on tracing veins discovered in the last 6 years westward from the historic mining centre towards Juanicipio.  Peñoles has recently begun ramping up production to over 50 million ounces per year through exploitation of the San Carlos Vein, the biggest of their new western vein discoveries. MAG completed its first round of drilling in late 2003 and successfully demonstrated the extension of Fresnillo-style mineralization and grades onto the Juanicipio property (See News Releases of August 14, October 14, November 13, December 8 and December 19 2003). The Juanicipio and Lagartos properties are actively being explored for their potential to further expand the Fresnillo District mineralization.

In addition, MAG also controls the Guigui project in the historic Santa Eulalia District of Chihuahua, Mexico. Santa Eulalia is the world’s largest known Carbonate Replacement Deposit and has produced nearly 500 million ounces of silver from ores averaging 350 g/T Ag, 8.2% Pb and 7.8% Zn. The known mineralization appears to zone towards a buried intrusive centre that has been the focus of a drill program commenced on October 20, 2003.

MAG also has a 100% option interest in the Don Fippi Project, covering the historic Batopilas Mining District.  Batopilas produced some 300,000,000 ounces of silver from native-silver rich ores prior to its abrupt closure during the Mexican Revolution. Consolidated by MAG for the first time since the revolution, the Batopilas District contains numerous targets that will be tested with modern exploration techniques to delineate high-potential targets for drill testing on or adjacent to former producing structures.  Underground and surface work is currently underway at Batopilas, with geophysical surveying scheduled for May.

MAG recently acquired two additional Carbonate Replacement Deposit properties that were the outgrowth of a very well funded regional generative program by a major company during the 1990s exploration cycle. Geological and geophysical studies of these two properties, Cinco de Mayo in northern Chihuahua, and Sierra de Ramirez in Durango, Mexico, will begin soon with drilling slated for early 2005.

On behalf of the Board of

MAG SILVER CORP.

"George S. Young"

President, Director

For further information on behalf of MAG Silver Corp. contact George S. Young
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

FORM 6K - MARCH 2004

MAG Silver Corp.